Rimini Street, Inc.

3993 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

(702) 839-9671

            October 10, 2017

VIA EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mara L. Ransom
Liz Walsh
Ta Tanisha Meadows
Robyn Manuel

Re:	Rimini Street, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-193910

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Rimini Street, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-193910), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on February 12, 2014 and was amended on March 4, 2014, and May 13, 2014. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined at this time not to proceed with the offering and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Mike S. Ringler of Wilson Sonsini Goodrich & Rosati, via email at mringler@wsgr.com or via facsimile at (650) 493-6811. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

U.S. Securities and Exchange Commission

October 10, 2017

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Mike S. Ringler of Wilson Sonsini Goodrich & Rosati at (650) 493-9300. Thank you for your assistance.

Very truly yours,
Rimini Street, Inc.

/s/ Seth A. Ravin
Name: Seth A. Ravin
Title: Chief Executive Officer